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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004.

The Toronto-Dominion Bank
(Translation of registrant's name into English)
c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: February 26, 2004
	By:	/s/ NORIE CAMPBELL Name: Norie Campbell Title: Vice President, Corporate Governance, Legal

1st Quarter    •    2004    •    Report to Shareholders     •    Three months ended January 31, 2004

TD Bank Financial Group Reports
Strong First Quarter Results

First quarter financial highlights

•
On a reported basis1, diluted earnings per share were $.88, compared with diluted earnings per share of $.50 for the first quarter last year.

•
Diluted earnings per share before amortization of intangibles2 were $1.15, compared with $.70 for the first quarter last year.

•
On a reported basis, return on total common equity for the quarter was 20%, compared with 11%, for the first quarter last year.

•
Return on total common equity before amortization of intangibles for the quarter was 26%, compared with 16% for the first quarter last year.

•
Reported net income was $603 million for the quarter, compared with reported net income of $347 million for the same quarter last year.

•
Net income before amortization of intangibles was $782 million, compared with $480 million for the same quarter last year.

The diluted earnings per share figures above include the following:

•
a non-core portfolio sectoral provision release of $200 million pre-tax, (20 cents per share);

•
the impact of Accounting Guideline 13 (AcG-13) resulting in a loss of $13 million after-tax, ((2) cents per share);

•
the impact of future tax increases resulting in a loss of $52 million ((8) cents per share) on a reported basis or an increase to earnings before amortization of intangibles of $17 million (3 cents per share).

Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
2
To provide greater clarity, we have improved the descriptor "operating cash basis" that we previously used and now refer to this measure as "earnings before amortization of intangibles." Earnings before amortization of intangibles and reported results referenced in this report are explained in detail on page 3 under the "How the Bank Reports" section.

TORONTO, February 26, 2004 — TD Bank Financial Group (TDBFG) today announced its financial results for the first quarter ended January 31, 2004. Results for the quarter reflect continued earnings momentum in Personal and Commercial Banking and strong performance in Wealth Management and Wholesale Banking. The Bank also announced an increase in the quarterly dividend of 2 cents to 34 cents representing an increase of 6% per fully paid common share for the quarter ended April 30, 2004, payable on or after April 30, 2004.

        "This quarter showed that we have three strong businesses all successfully executing on their strategies," said W. Edmund Clark, TD Bank Financial Group President and Chief Executive Officer. "The second dividend increase in the last year is an indication of the Board's confidence in the sustainability of our financial performance." Clark also noted that the Bank's Tier 1 capital position had improved to 10.9% for the quarter, up from 8.5% at the end of the first quarter 2003.

FIRST QUARTER BUSINESS SEGMENT PERFORMANCE

Personal and Commercial Banking

The Personal and Commercial Banking operations of TD Canada Trust delivered excellent results for the quarter, building on strong earnings momentum from last year.

        "Steadily growing revenues combined with better than expected credit loss recoveries in commercial banking to deliver exceptionally strong earnings growth this quarter," said Clark. "TD Canada Trust employees drove encouraging volume growth this quarter, particularly in real estate secured lending and Wealth Management referrals."

        An ongoing commitment to improving efficiencies, while maintaining high levels of customer satisfaction resulted in an improvement in the efficiency ratio to 58% this quarter from 59% for the same quarter a year ago.

        The acquisition of 57 retail branches of Laurentian Bank in Ontario and Western Canada added one percentage point to revenue growth this quarter and branch integration is proceeding on schedule.

        In January, TDBFG announced an agreement to add the Canadian personal property and casualty operations of Boston-based Liberty Mutual Group to TD Meloche Monnex. The acquisition is expected to close in April 2004 and will be slightly accretive to TDBFG's earnings in 2004. The acquisition makes TD Meloche Monnex Canada's largest direct-response property and casualty insurer and one of the country's top four personal property and casualty insurers, serving more than 1.3 million policyholders with a total of $1.4 billion in written premiums.

Wealth Management

The Bank's Wealth Management business delivered strong performance in the first quarter. Discount Brokerage transaction volumes increased significantly in Canada, the United States and the United Kingdom as investors aggressively returned to the markets.

        Mutual Fund sales were also up significantly over last quarter. "Both new account openings and asset growth in existing accounts were particularly encouraging this quarter," explained Clark. "As a result, we are pleased to report that January established a new record for mutual fund assets under management at TDBFG of more than $33 billion."

        TD Waterhouse's Investment Advice and Financial Planning businesses played significant roles in bringing in new assets this quarter. These businesses continue to meet the Bank's expectations and are benefiting from referrals from the retail network.

        The gap between revenue and expenses widened modestly this quarter despite investments in marketing, technology and product development.

Wholesale Banking

Wholesale Banking also delivered strong results this quarter. Strong equity markets contributed to good equity underwriting results and robust trading volumes, generating excellent commission revenues. Credit markets improved over the previous quarter. Narrowing spreads and liquidity contributed to strong trading results in the credit businesses.

        Following a significant restructuring last year, the equity options business recorded a profitable quarter. Revenue from the equity investment portfolios was higher compared with last year on higher net security gains. On the debt side, lending assets were down from last year.

        "Wholesale Banking surpassed our expectations for the quarter and capitalized on better than anticipated capital markets to deliver very strong results," said Clark. "While we are pleased with this performance, we do not expect this pace to continue for the remainder of the year."

Corporate

On November 1, 2003 a hedge accounting rule change known as AcG-13 came into effect, requiring the Bank to mark-to-market the credit protection on its corporate loan book and as a result, record a 2 cent per share loss this quarter. The Bank expects that AcG-13 will result in some periodic profit and loss volatility, particularly as related to credit protection, but this volatility is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking.

        The non-core lending portfolio released $200 million in sectoral provisions this quarter. As the non-core portfolio is well ahead of schedule in winding down, its performance will now be recorded in the Corporate segment.

CONCLUSION

"This quarter clearly shows that all of the Bank's businesses are successfully executing on strategy and delivering more sustainable value for shareholders," said Clark. "We are encouraged by our early success this year and remain focused on maintaining our business momentum in the quarters ahead."

Caution regarding forward-looking statements

From time to time, the Bank makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank's objectives and strategies to achieve them, the outlook for the Bank's business lines, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "believe", "expect", "may" and "could". By their very nature, these statements are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational and other risks discussed in the management discussion and analysis section of this report and in other regulatory filings made in Canada and with the SEC, including the Bank's 2003 Annual Report; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business; the effect of changes in monetary policy; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to complete and integrate acquisitions; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; and management's ability to anticipate and manage the risks associated with these factors and execute the Bank's strategies within a disciplined risk environment. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank's results. For more information, please see the discussion starting on page 32 of the Bank's 2003 Annual Report concerning the effect certain key factors could have on actual results. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank's forward-looking statements. The Bank does not undertake to update any forward-looking statements, written or oral, that may be made from time to time by or on its behalf.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

How the Bank Reports

The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP), which are presented on pages 11 to 19 of this First Quarter Report to Shareholders. The Bank refers to results prepared in accordance with GAAP as the "reported basis".

        The Bank also utilizes earnings before the amortization of intangibles to assess each of its businesses and to measure overall Bank performance. To arrive at this measure, the Bank removes amortization of intangibles from reported basis earnings. Previously the Bank reported operating cash basis earnings. Since the only distinction between operating cash basis and reported basis earnings in 2003 was the amortization of intangibles (as there were no special items), the Bank now refers to earnings before amortization of intangibles as it is a better description of this measure.

        The majority of the Bank's intangible amortization relates to the Canada Trust acquisition in fiscal 2000. The Bank excludes amortization of intangibles as this approach ensures comparable treatment with goodwill which is not amortized. Consequently, the Bank believes that earnings before amortization of intangibles provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

        As explained, earnings before amortization of intangibles is different from reported results determined in accordance with GAAP. Earnings before amortization of intangibles and related terms used in this report are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table on the following page provides a reconciliation between the Bank's earnings before amortization of intangibles and its reported results.

Reconciliation of earnings before amortization of intangibles to reported results (unaudited)

	For the three months ended
	Jan. 31 2004		Jan. 31 2003
	(millions of dollars)
Net interest income		$1,476		$1,390
Provision for (reversal of) credit losses		(104)		112
Other income		1,313		1,169
Non-interest expenses		1,755		1,745

Income before provision for income taxes and non-controlling interest		1,138		702
Provision for income taxes		333		199
Non-controlling interest		23		23

Net income before amortization of intangibles and preferred dividends		$782		$480
Amortization of intangibles, net of income taxes		179		133

Net income		$603		$347
Preferred dividends		21		23

Net income applicable to common shares — reported basis		$582		$324

		(dollars)
Basic net income per common share — reported basis	$	..89	$	..50
Diluted net income per common share — reported basis		.88		.50
Basic net income per common share — before amortization of intangibles		1.16		.71
Diluted net income per common share — before amortization of intangibles		1.15		.70

Certain comparative amounts have been reclassified to conform with current year presentation.

Net Income

Reported net income was $603 million for the first quarter, compared with $347 million in the same quarter last year. Reported basic earnings per share were $.89, compared with $.50 in the same quarter last year. Reported diluted earnings per share were $.88 for the quarter, compared with $.50 in the same quarter last year. Reported return on total common equity was 20% for the quarter compared with 11% last year.

        Net income before amortization of intangibles for the quarter was $782 million, compared with $480 million for the same quarter last year. Basic earnings per share before amortization of intangibles were $1.16, compared with $.71 in the same quarter last year. Diluted earnings per share before amortization of intangibles were $1.15 for the quarter compared with $.70 in the same quarter last year. Return on total common equity before amortization of intangibles was 26% for the quarter as compared with 16% last year.

Economic Profit and Return on Invested Capital

The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is net income before amortization of intangibles less a charge for average invested capital and preferred dividends. Average invested capital is equal to average common equity plus the cumulative after-tax amount of intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital as determined by reference to the Capital Asset Pricing Model. The charge represents a required return to common shareholders. The Bank's goal is to achieve positive and growing economic profit.

        Return on invested capital (ROIC) is net income before amortization of intangibles less preferred dividends, divided by average invested capital. ROIC is a variation on the economic profit measure that is useful in comparison to equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank's goal is to achieve ROIC that exceeds the equity cost of capital.

        Economic profit and ROIC are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table below provides a reconciliation between the Bank's economic profit and net income before amortization of intangibles. Earnings before amortization of intangibles and related terms are discussed in the "How the Bank Reports" section.

Reconciliation of economic profit and net income before amortization of intangibles

	For the three months ended
	Jan. 31 2004	Jan. 31 2003
	(millions of dollars)
Average common equity	$11,665	$11,607
Average cumulative amount of goodwill/intangible amortization, net of income taxes	2,666	2,261

Average invested capital	$14,331	$13,868
Rate charged for invested capital	10.7%	10.9%

Charge for invested capital	(385)	(381)
Net income before amortization of intangibles less preferred dividends	761	457

Economic profit	$376	$76

Return on invested capital	21.1%	13.1%

Net Interest Income

Net interest income on a reported basis was $1,476 million this quarter, an increase of $86 million from the same quarter last year. The increase in net interest income was primarily related to Wholesale Banking where the mix of net interest income and trading income within trading related income included a higher component of net interest income in this quarter. This was partially a result of higher dividend income. Net interest income in Wealth Management also increased due to increases in margin lending. Partially offsetting this increase was a decline in interest income earned on reduced assets in the non-core lending portfolio recorded in the Corporate segment.

        Beginning in fiscal 2004, the Bank no longer discusses net interest income on a taxable equivalent basis (TEB) at the total Bank level, as it is not useful at that level. However, on a segmented basis, the Bank continues to report net interest income on a taxable equivalent basis. For further details, see the introductory discussion in the Bank's Management's Discussion and Analysis of TD's Businesses on page 9.

Other Income

Other income on a reported basis was $1,313 million for the quarter, an increase of $144 million or 12% from the same quarter last year.

        The increase in other income reflected an increase in self-directed brokerage revenues of $56 million or 24% compared with the same quarter a year ago.

        The investment securities portfolio realized net gains of $45 million this quarter compared with net gains of $5 million in the same quarter last year due to higher net security gains. Overall, the investment securities portfolio had a surplus over its book value of $412 million compared with $369 million at the end of 2003. Capital market revenues (which includes revenues from mergers and acquisitions, underwriting and equity sales commissions) increased $25 million compared with the same quarter a year ago, reflecting increased equity market activities.

        However, trading income reported in other income decreased by $103 million or 79% compared with the same quarter last year, partly due to the credit default swap protection losses that resulted from the adoption of the new accounting guideline on hedging relationships (see Note 1 of the Consolidated Interim Financial Statements) and the remainder is due to the mix between net interest income and trading income within the trading business.

        As a result of higher levels of securitized assets, income from loan securitizations increased by $64 million compared with a year ago. Also, insurance revenues increased by $19 million or 21% compared with the same quarter last year. In addition, losses on derivative and loan sales decreased from $50 million last year to $3 million this quarter.

Non-Interest Expenses

Expenses before amortization of intangibles for the quarter increased by $10 million to $1,755 million from the same quarter last year. The increase in expenses is due to costs associated with the acquisition of the Laurentian branches and higher variable compensation in Wholesale Banking. Offsetting this increase is a reduction in expenses from decreased executive compensation expense in the Corporate segment and cost reduction strategies in Wealth Management and Personal and Commercial Banking. On a reported basis, expenses decreased by $32 million from a year ago to $1,925 million. In the first quarter 2004, the impact of the amortization of intangibles on the Bank's reported before tax expenses was $170 million compared with $212 million in the same quarter a year ago.

        The Bank's efficiency ratio before amortization of intangibles improved to 62.9% in the current quarter from 68.2% in the same quarter a year ago. The Bank's consolidated efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for Personal and Commercial Banking, which had an efficiency ratio before amortization of intangibles of 58.0% this quarter compared with 59.0% a year ago. On a reported basis, the Bank's overall efficiency ratio improved to 69.0% from 76.5% in the same quarter a year ago.

Taxes

The Bank's effective tax rate based on earnings before amortization of intangibles was 29.3% for the quarter compared with 28.3% in the same quarter a year ago. On a reported basis, the effective tax rate was 35.3% for the quarter compared with 24.5% a year ago. The change in the effective rate is primarily due to a change in the scheduled Ontario statutory rates.

        The increase in the Ontario statutory tax rate to 14% effective January 1, 2004, resulted in a $69 million future tax liability pertaining to intangible assets offset by $17 million relating to future tax assets.

Balance Sheet

Total assets were $316 billion at the end of the quarter, $43 billion or 16% higher than October 31, 2003. Increased positions in investment and trading securities represented $7 billion and $17 billion of the increase, respectively. Securities purchased under resale agreements also represented $10 billion of the increase. Personal loans, including securitizations, increased by $2 billion from year end to reach $51 billion. At the end of the quarter, residential mortgages, including securitizations, remained flat at $72 billion compared with year end. Bank-originated securitized assets not included on the balance sheet amounted to $19 billion compared with $18 billion at October 31, 2003.

        Wholesale deposits increased by $21 billion and securities sold short or under repurchase agreements increased by $14 billion as compared with October 31, 2003. Personal non-term deposits increased by $2 billion while personal term deposits decreased by $1 billion.

        The Bank also enters into structured transactions on behalf of clients which result in assets recorded on the Bank's Consolidated Interim Balance Sheet for which market risk has been transferred to third parties via total return swaps. As at January 31, 2004, assets under such arrangements amounted to $13 billion compared with $13 billion as at October 31, 2003. The Bank also acquires market risk on certain assets via total return swaps, without acquiring the cash instruments directly. Assets under such arrangements amounted to $6 billion as at January 31, 2004, compared with $6 billion as at October 31, 2003. Market risk for all such positions is tracked and monitored, and regulatory market risk capital is required.

Managing Risk

Credit Risk and Provision for Credit Losses

During the quarter, the Bank had a $104 million reversal of credit losses, compared with a provision of $112 million in the same quarter last year. The decrease in the provision for credit losses during the quarter almost entirely related to a release of $200 million in sectoral allowances previously established for the non-core lending portfolio. This decrease was somewhat offset by provisions for credit losses recorded in Personal and Commercial Banking during the quarter. The Bank transferred $64 million from sectoral allowances to specific allowances.

Interest Rate Risk

The objective of interest rate risk management for the non-trading portfolio is to ensure stable and predictable earnings are realized over time. In this context, the Bank has adopted a "fully-hedged" approach to profitability management for its asset and liability positions. Key aspects of this approach are:

  •
  minimizing the impact of interest rate risk on net interest income and economic value within Personal and Commercial Banking; and

  •
  measuring the contribution of each product on a risk adjusted, fully-hedged basis, including the impact of financial options granted to customers.

        The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at January 31, 2004, an immediate and sustained 100 basis point increase in rates would have decreased the economic value of shareholders' equity by $26 million after-tax.

Liquidity Risk

The Bank holds a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions as well as under various stress scenarios with a base case that defines the minimum amount of liquidity that must be held at all times. The surplus liquid asset position is total liquid assets less the Bank's maturing wholesale funding, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days. As of January 31, 2004, our consolidated surplus liquid asset position up to 90 days was $3.4 billion in Canadian dollars, compared with a surplus liquid asset position of $8.7 billion Canadian on October 31, 2003. The Bank ensures that it meets the requirements by managing its cash flows and holding highly liquid assets in Canadian and U.S. dollars as well as other foreign currencies that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring the prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

Market Risk

The Bank manages market risk in its trading books by using several key controls. The Bank's market risk policy sets out detailed limits for each trading business, including Value at Risk (VaR), stress test, stop loss, and limits on profit and loss sensitivity to various market factors. Policy controls are augmented through active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold which should not be exceeded on average more than once in 100 days. It is also the basis for regulatory capital for market risk. The table below presents average and end-of-quarter general market risk VaR usage for the three month period ended January 31, 2004, as well as the fiscal 2003 average. The Bank backtests its VaR by comparing it to daily net trading revenue. For the three month period ended January 31, 2004, daily net trading revenues were positive for 98.4% of the trading days. Losses never exceeded the Bank's statistically predicted VaR for the total of our trading-related businesses.

Value at Risk Usage — Wholesale Banking

	For the three months ended Jan. 31 2004 As at	For the three months ended Jan. 31 2004 Average	For the twelve months ended Oct. 31 2003 Average
	(millions of dollars)
Interest rate risk	$(12.7)	$(11.4)	$(17.0)
Equity risk	(8.6)	(7.5)	(6.8)
Foreign exchange risk	(1.8)	(2.0)	(2.9)
Commodity risk	(.6)	(.9)	(.9)
Diversification effect	8.3	6.8	10.2

Global Value at Risk	$(15.4)	$(15.0)	$(17.4)

Capital

As at January 31, 2004, the Bank's Tier 1 capital ratio was 10.9%, compared with 10.5% at October 31, 2003. Risk-weighted assets increased by $2 billion or 2% compared with October 31, 2003 and Tier 1 capital increased by $.6 billion or 5% compared with October 31, 2003. In addition, total capital increased by $.2 billion or 1% as compared with October 31, 2003. Total capital increased despite the deduction of capital instruments held in the trading portfolios of Wholesale Banking (as discussed in Note 1 of the Consolidated Interim Financial Statements). Deductions from Tier 2 capital increased by $.3 billion to recognize the Bank's level of ownership or voting control in a number of its investments considered substantial.

        During the first quarter 2004, the Bank repaid $150 million of subordinated debentures that matured. In addition, on January 22, 2004, the Bank announced that, subject to the approval of the Toronto Stock Exchange, it intends to launch a normal course issuer bid through the facilities of the Toronto Stock Exchange to repurchase up to 10 million common shares representing approximately 1.5% of the Bank's outstanding common shares as of December 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF TD'S BUSINESSES

The Bank's operations and activities are organized around the following operating business segments: Personal and Commercial Banking, Wholesale Banking and Wealth Management. Results of each business segment reflect revenues, expenses, assets and liabilities generated by the business in that segment. This organization allows the Bank and users of this financial information to better understand the economics of the Bank's segments, products and delivery channels. The Bank measures and evaluates the performance of each segment based on earnings before amortization of intangibles and, where applicable, the Bank notes that the measure is before amortization of intangibles. For example, revenue is not affected by the amortization of intangibles, but expenses are affected by the amortization of intangibles. This measure is only relevant in the Personal and Commercial Banking, and Wealth Management segments as there are no intangibles allocated to the Wholesale Banking and Corporate segments. For further details see the "How the Bank Reports" section in the Bank's Management's Discussion and Analysis of Operating Performance on page 3. For information concerning the Bank's measures of economic profit and return on invested capital, see page 5 in Management's Discussion and Analysis of Operating Performance. Segmented information also appears in Note 7 of the Bank's Consolidated Interim Financial Statements.

        Net interest income, primarily within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income such as dividends is adjusted to its equivalent before tax value. Management evaluates strategies using TEB. This allows the Bank to measure income from all securities and loans consistently and makes for more meaningful comparison of net interest income with similar institutions.

Personal and Commercial Banking

Personal and Commercial Banking again achieved double-digit earnings growth by continuing to focus on growing revenue faster than expenses. Net income before amortization of intangibles of $359 million for the first quarter increased by $50 million or 16% from the prior year. Return on invested capital increased from 18% last year to 20% as earnings growth exceeded the 4% increase in average invested capital. Personal and Commercial Banking continued to contribute strongly to shareholder value by generating economic profit of $191 million during the quarter, an improvement of $43 million over last year.

        Revenue growth was $59 million or 4% over last year, an improvement over the 1% growth rate in 2003. The acquisition of branches from Laurentian Bank and improved branch sales of mutual funds were the primary contributors to the improvement in the revenue growth rate with the Laurentian acquisition contributing 1%. Personal and Commercial Banking also saw continued strong growth in insurance income, personal real estate secured lending and higher transaction-based fees, partly offset by lower margins and a contraction in commercial lending.

        As compared with the same quarter last year (before the impact of the branch acquisition), personal lending volume, including securitizations, grew by $9 billion or 8%, primarily from real estate secured lending, and personal deposit volume grew $2 billion or 3%. Business deposits grew by $2 billion or 8% and originated gross insurance premiums grew by $75 million or 26%. Business loans and acceptances contracted by $2 billion or 10%. The acquisition of branches from Laurentian Bank added $2 billion of lending volume and $2 billion of deposit volume. As of November 2003, Personal and Commercial Banking's overall personal market share (loans, deposits and mutual funds) was 21.14%, up moderately from 21.03% in the first quarter of fiscal 2003. Absent the Laurentian branch acquisition, which added .34% to overall market share, market share would have dropped. Customer satisfaction as measured by the retail branch Customer Satisfaction Index was stable at 85.8% for the quarter compared to 85.7% in the fourth quarter and 85.0% in the prior year.

        Margin on average earning assets decreased from 3.36% last year to 3.14% due to a combination of the low interest rate environment, competitive pricing and customer preference. Margins on chequing and savings accounts, mortgages and term deposits have been impacted. The quarterly rate of decline in margin slowed this quarter to .04% from .08% last quarter.

        Provision for credit losses (PCL) for the quarter decreased by $17 million or 14% compared with last year due to recoveries in the commercial portfolio which offset higher loss rates on credit cards. PCL as a percent of annualized lending volume improved from .39% to .32%.

        Expenses before amortization of intangibles increased by $19 million or 2% compared with last year of which $15 million was related to the Laurentian branches. Actions taken to improve efficiency including the closure of 118 Wal-Mart in-store branches in the fourth quarter resulted in a one-percentage point improvement in the efficiency ratio before amortization of intangibles to 58.0%.

        Good progress was made on revenue growth this quarter in a challenging competitive environment. The strategic acquisition of the Laurentian branches has been positive and planning is underway for the integration of these branches into the TD Canada Trust network. The recently announced acquisition by TD Meloche Monnex of the Canadian personal property and casualty operations of Liberty Mutual Group will add to insurance revenue growth. Based on 2003 results, the transaction is anticipated to add $90 million of annualized net insurance revenue and $.4 billion to TD Meloche Monnex annualized written premium volume and is expected to close in April 2004.

Wholesale Banking

The non-core lending portfolio was transferred to the Corporate segment from Wholesale Banking and the segment results have been restated to reflect this transfer. The rapid decline of the non-core lending portfolio over the last year, the non-operating nature of its earnings stream, and the pending run-off of the portfolio makes it more appropriate to report the non-core lending portfolio results within the Corporate segment.

        Net income was $181 million in the first quarter, an increase of $24 million from net income of $157 million last year. The return on invested capital for the quarter was 28% compared with 19% in the same quarter of last year. Economic profit for the quarter was $94 million compared with $47 million in the same quarter last year.

        Wholesale Banking's revenues are derived primarily from corporate lending, capital markets and investing activities. Revenue for the quarter was $620 million, compared with revenue of $590 million in the same quarter of last year. Corporate lending revenue was lower compared with last year reflecting a significant reduction in lending assets. Revenue from the equity investment portfolios was higher compared with last year on higher net security gains. Capital markets revenues, which include advisory, underwriting, trading, facilitation and execution services were improved compared with last year. The most noticeable improvement was in trading. Strong equity markets led to improved underwriting, facilitation and trading revenues, while the debt capital markets businesses benefited from tightening credit spreads.

        Provisions for credit losses were $7 million in the quarter, an increase of $5 million from $2 million in the first quarter of 2003. Provisions for credit losses in the Wholesale Banking segment has been modified this quarter and restated on a retroactive basis, to include the cost of credit protection incurred in hedging the lending portfolio. There were no credit losses in Wholesale Banking since the fourth quarter of 2002. The provision for credit losses is attributed solely to costs of credit protection. Wholesale Banking currently holds $2.8 billion in notional credit default swap protection. The cost included in the segment represents the amortized accrual cost of this protection. The change in market value of this protection, in excess of the accrual cost, is reported in the Corporate segment as discussed in Note 1 of the Consolidated Interim Financial Statements. The credit quality of the portfolio remains strong as all loans are performing.

        Expenses were $352 million compared with $343 million last year. The increase compared with last year is a result of higher variable compensation related to stronger performance in the capital markets businesses. This is partially offset by lower operating expenses and the benefits of the restructuring of the U.S. equity options business in the second quarter of 2003.

        This quarter represents a very strong quarter for Wholesale Banking. This very strong performance in Wholesale Banking may not continue for the remainder of the year. Wholesale Banking continues to focus on increasing domestic market share, growing the global products business, strategically allocating capital within the segment, and strengthening credit and market risk management.

Wealth Management

Wealth Management's first quarter net income before amortization of intangibles was $115 million, an improvement of $77 million from the same quarter last year. The return on invested capital for the quarter was 16% compared with 4% for the same quarter last year. Economic profit for the quarter was $29 million compared with a loss of $65 million last year.

        Total revenue increased $101 million or 18% from prior year to $675 million. The increase in revenue occurred due to overall increases in business volumes in Discount Brokerage, Investment Advice and Mutual Funds, offset in part by the impact of the higher Canadian dollar on U.S. results.

        Expenses before amortization of intangibles were $499 million in the first quarter, a decrease of $6 million from the prior year. Increases in expenses due to higher volumes were more than offset by the benefits of the restructuring of TD Waterhouse International in the second quarter of 2003 and the impact of the stronger Canadian dollar on U.S. results. Due to the leverage inherent in our model and the cost cutting focus of 2003, the efficiency ratio improved 14 percentage points to 74.0%.

        Assets under management of $119 billion increased $6 billion from October 31, 2003. Assets under administration totaled $292 billion at the end of the first quarter, representing $25 billion in growth from October 31, 2003.

        Discount Brokerage trades per day for the quarter were 135,000, an increase of 44% from 94,000 a year ago. Subsequent to quarter end, discount brokerage trades have declined from January levels, but remain strong due to continued positive market activity.

Corporate

As noted, the non-core lending portfolio was transferred to the Corporate segment from Wholesale Banking and the segment results have been restated to reflect this transfer.

        During the current quarter, the Corporate segment reported net income of $127 million. The results include income relating to a $200 million sectoral allowance release in the non-core lending portfolio ($130 million after-tax), as well as a tax recovery of $17 million relating to future tax rate adjustments. This was partially offset by a loss relating to the impact of a new accounting guideline on hedging relationships, as well as costs associated with treasury activities and net unallocated revenues, expenses and taxes.

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS (unaudited)

	For the three months ended
	Jan. 31 2004	Jan. 31 2003
	(millions of dollars)
Interest income
Loans	$1,763	$1,934
Securities
Dividends	189	153
Interest	773	696
Deposits with banks	120	46

	2,845	2,829

Interest expense
Deposits	990	1,133
Subordinated notes and debentures	80	55
Other obligations	299	251

	1,369	1,439

Net interest income	1,476	1,390
Provision for (reversal of) credit losses (Note 2)	(104)	112

Net interest income after credit loss provision	1,580	1,278

Other income
Investment and securities services	611	504
Credit fees	91	118
Net investment securities gains	45	5
Trading income	27	130
Service charges	165	155
Loan securitizations (Note 3)	111	47
Card services	49	66
Insurance, net of claims	111	92
Trust fees	17	17
Other	86	35

	1,313	1,169

Net interest and other income	2,893	2,447

Non-interest expenses
Salaries and employee benefits	943	965
Occupancy including depreciation	147	152
Equipment including depreciation	120	167
Amortization of intangible assets	170	212
Other	545	461

	1,925	1,957

Income before provision for income taxes	968	490
Provision for income taxes	342	120

Income before non-controlling interest in subsidiaries	626	370
Non-controlling interest in net income of subsidiaries	23	23

Net income	603	347
Preferred dividends	21	23

Net income applicable to common shares	$582	$324

Average number of common shares outstanding (millions)
Basic	654.8	645.6
Diluted	660.0	649.7
Earnings per common share
Basic	$.89	$.50
Diluted	.88	.50

Certain comparative amounts have been reclassified to conform with current year presentation.

CONSOLIDATED INTERIM BALANCE SHEET (unaudited)

	As at
	Jan. 31 2004	Oct. 31 2003
	(millions of dollars)
Assets
Cash resources
Cash and non-interest-bearing deposits with other banks	$1,769	$1,468
Interest-bearing deposits with other banks	6,296	6,251

	8,065	7,719

Securities purchased under resale agreements	27,842	17,475

Securities
Investment	31,450	24,775
Trading	71,713	54,890

	103,163	79,665

Loans
Residential mortgages	52,885	52,566
Consumer instalment and other personal	45,696	43,185
Business and government	23,154	24,319

	121,735	120,070
Allowance for credit losses (Note 2)	(1,750)	(2,012)

Loans (net of allowance for credit losses)	119,985	118,058

Other
Customers' liability under acceptances	5,886	6,645
Trading derivatives' market revaluation	32,659	28,451
Intangible assets	2,570	2,737
Goodwill	2,272	2,263
Land, buildings and equipment	1,360	1,417
Other assets	12,434	9,102

	57,181	50,615

Total assets	$316,236	$273,532

Liabilities
Deposits
Personal	$106,774	$105,996
Banks	18,185	11,958
Business and government	80,656	64,926

	205,615	182,880

Other
Acceptances	5,886	6,645
Obligations related to securities sold short	20,070	15,346
Obligations related to securities sold under repurchase agreements	16,825	7,845
Trading derivatives' market revaluation	31,783	28,000
Other liabilities	15,575	12,568

	90,139	70,404

Subordinated notes and debentures (Note 4)	5,696	5,887

Non-controlling interest in subsidiaries	1,250	1,250

Shareholders' equity
Capital stock (Note 5)
Preferred	1,522	1,535
Common (millions of shares issued and outstanding 657.6 in Q1, 2004 and 656.3 in Q4, 2003)	3,192	3,179
Contributed surplus	12	9
Foreign currency translation adjustments	(57)	(130)
Retained earnings	8,867	8,518

	13,536	13,111

Total liabilities and shareholders' equity	$316,236	$273,532

Certain comparative amounts have been reclassified to conform with current year presentation.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (unaudited)

	For the three months ended
	Jan. 31 2004	Jan. 31 2003
	(millions of dollars)
Cash flows from (used in) operating activities
Net income	$603	$347
Adjustments to determine net cash flows
Provision for (reversal of) credit losses	(104)	112
Depreciation	68	74
Amortization of intangible assets	170	212
Stock option expense	3	2
Net investment securities (gains) losses	(45)	(5)
Changes in operating assets and liabilities
Future income taxes	(23)	(121)
Current income taxes payable	(540)	238
Interest receivable and payable	125	294
Trading securities	(16,823)	(11,445)
Unrealized gains and amounts receivable on derivatives contracts	(4,208)	(4,592)
Unrealized losses and amounts payable on derivatives contracts	3,783	7,436
Other	146	(1,905)

Net cash from (used in) operating activities	(16,845)	(9,353)

Cash flows from (used in) financing activities
Deposits	22,735	17,048
Securities sold under repurchase agreements	8,980	5,808
Securities sold short	4,724	3,205
Issuance of subordinated notes and debentures	—	2
Repayment of subordinated notes and debentures	(148)	(27)
Subordinated notes and debentures (acquired)/sold for trading purposes	(43)	—
Common shares issued on exercise of options	35	8
Common shares issued as a result of dividend reinvestment plan	76	63
Common shares (acquired)/sold for trading purposes	(98)	—
Preferred shares (acquired)/sold for trading purposes	(13)	—
Dividends paid on
— preferred shares	(21)	(23)
— common shares	(209)	(181)

Net cash from (used in) financing activities	36,018	25,903

Cash flows from (used in) investing activities
Interest-bearing deposits	(45)	(2,808)
Activity in investment securities
Purchases	(10,036)	(7,267)
Proceeds from maturities	691	1,918
Proceeds from sales	2,715	4,591
Activity from lending activities
Origination and acquisitions	(33,334)	(38,443)
Proceeds from maturities	29,396	37,088
Proceeds from sales	1,220	93
Proceeds from loan securitizations	895	1,329
Land, buildings and equipment	(11)	27
Securities purchased under resale agreements	(10,367)	(13,387)

Net cash from (used in) investing activities	(18,876)	(16,859)

Effect of exchange rate changes on cash and cash equivalents	4	(20)

Net changes in cash and cash equivalents	301	(329)
Cash and cash equivalents at beginning of period	1,468	1,902

Cash and cash equivalents at end of period represented by cash and non-interest-bearing deposits with other banks	$1,769	$1,573

Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,299	$1,546
Amount of income taxes paid (recovered) during the period	824	(34)
Dividends per common share	$.32	$.28

Certain comparative amounts have been reclassified to conform with current year presentation.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)

	For the three months ended
	Jan. 31 2004	Jan. 31 2003
	(millions of dollars)
Preferred shares
Balance at beginning of period	$1,535	$1,485
Translation adjustment on shares issued in a foreign currency	—	(8)
Impact of shares acquired/sold for trading purposes (Note 1 (c))	(13)	—

Balance at end of period	1,522	1,477

Common shares
Balance at beginning of period	3,179	2,846
Proceeds from shares issued on exercise of options	35	8
Proceeds from shares issued as a result of dividend reinvestment plan	76	63
Impact of shares acquired/sold for trading purposes (Note 1 (c))	(98)	—

Balance at end of period	3,192	2,917

Contributed surplus
Balance at beginning of period	9	—
Stock option expense	3	2

Balance at end of period	12	2

Foreign currency translation adjustments
Balance at beginning of period	(130)	418
Foreign exchange gains (losses) from investments in subsidiaries and other items	169	(184)
Foreign exchange gains (losses) from hedging activities	(151)	180
(Provision for) benefit of income taxes	55	(44)

Balance at end of period	(57)	370

Retained earnings
Balance at beginning of period	8,518	8,292
Net income	603	347
Preferred dividends	(21)	(23)
Common dividends	(209)	(181)
Termination of equity based compensation plan	(24)	—

Balance at end of period	8,867	8,435

Total common equity	12,014	11,724

Total shareholders' equity	$13,536	$13,201

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

These Consolidated Interim Financial Statements should be read in conjunction with the Bank's Consolidated Financial Statements for the year ended October 31, 2003. The Consolidated Interim Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the Bank's Consolidated Financial Statements for the year ended October 31, 2003 except as discussed in Note 1. The Consolidated Interim Financial Statements include all adjustments which are, in the opinion of management, necessary to a fair presentation of the results for the periods presented.

Note 1: Changes in accounting policy

(a)
Hedging relationships

As of November 1, 2003, the Bank adopted the Canadian Institute of Chartered Accountants (CICA) accounting guideline on hedging relationships. This guideline sets out the criteria that must be met in order to apply hedge accounting for derivatives and is based on many of the principles outlined in the U.S. standard relating to derivative instruments and hedging activities. Specifically, the guideline provides detailed guidance on the identification, designation, documentation and effectiveness of hedging relationships, for purposes of applying hedge accounting, and the discontinuance of hedge accounting.

        The Bank's non-trading derivatives that have been designated in a hedging relationship have been considered effective under the guideline. However, ineffective hedging relationships and hedges not designated in a hedging relationship have been carried at fair value and will result in earnings volatility. The earnings impact of derivatives not qualifying for hedge accounting was a $13 million after-tax loss in the first quarter 2004.

        As a result of implementing the guideline, the Bank's credit default swap portfolio with a November 1, 2003 notional value of $4 billion no longer qualifies for hedge accounting and has been carried at fair value. The resulting transitional loss of $32 million has been deferred and will be recognized in income in the same period as the corresponding gains, losses, revenues or expenses associated with the original hedged item.

        Also, as of November 1, 2003, the Bank changed its accounting policy for interest rate commitments to account for them at fair value. The corresponding hedges of the interest rate commitments are also carried at fair value. The upfront commitment cost, net of pay offs, is deferred and amortized over the life of the underlying mortgage. The Bank does not expect any earnings volatility to result from this change in accounting policy.

(b)
Equity-linked deposit contracts

As of November 1, 2003, the Bank prospectively adopted a new CICA accounting guideline on equity-linked deposit contracts. The guideline pertains to certain of the Bank's deposit obligations that vary according to the performance of certain equity levels or indices, may be subject to a guaranteed minimum redemption amount and have an embedded derivative. As a result, the Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in income as they arise. A transition adjustment of $103 million was completely offset by the recognition of the fair value of derivatives used to hedge the derivative embedded in the equity-linked deposit contract. The Bank does not expect any future earnings volatility to result from this change in accounting policy as the embedded derivatives are effectively hedged.

(c)
Generally accepted accounting principles

As of November 1, 2003, the Bank prospectively adopted a new CICA accounting standard on generally accepted accounting principles. The new accounting standard establishes standards for financial reporting and describes what constitutes Canadian generally accepted accounting principles and its sources. The standard also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures, when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles. The new accounting standard resulted in shares of the Bank held as economic hedges in the Bank's trading portfolio being reclassified from trading assets to a deduction from common equity. As of January 31, 2004, the Bank deducted $111 million from equity related to shares of the Bank held by Wholesale Banking. The effect of this change is not material to the Consolidated Interim Statement of Operations.

(d)
Impairment of long-lived assets

As of November 1, 2003, the Bank prospectively adopted the CICA accounting standard on impairment of long-lived assets. The new standard requires that impairment of long-lived assets be measured as the amount by which the asset's carrying value exceeds fair value. There was no impairment of the Bank's long-lived assets under the new standard.

Note 2: Allowance for credit losses

The Bank's allowance for credit losses at January 31, 2004 and January 31, 2003 is shown in the table below.

	Jan. 31 2004				Jan. 31 2003
	Specific allowance	General allowance	Sectoral allowance	Total	Specific allowance	General allowance	Sectoral allowance	Total
(millions of dollars)
Balance at beginning of year	$487	$984	$541	$2,012	$1,074	$1,141	$1,285	$3,500
Provision for (reversal of) credit losses charged to the Consolidated Interim Statement of Operations	96	—	(200)	(104)	112	—	—	112
Transfer from sectoral to specific	64	—	(64)	—	236	—	(236)	—
Write-offs[1]	(232)	—	—	(232)	(165)	—	—	(165)
Recoveries	26	—	32	58	27	—	—	27
Other, including foreign exchange rate changes	9	—	7	16	(13)	—	(17)	(30)

Allowance for credit losses at end of period	$450	$984	$316	$1,750	$1,271	$1,141	$1,032	$3,444

1
For the three months ended January 31, 2004, there were no write-offs related to restructured loans (Q1, 2003 — $22 million).

Note 3: Loan securitizations

During the first quarter 2004, the Bank securitized government guaranteed residential mortgage loans through the creation of mortgage-backed securities of $1,042 million (Q1, 2003 — $1,600 million). The Bank retained the rights to future excess interest on the residential mortgages valued at $26 million (Q1, 2003 — $33 million) and received cash flows on interests retained of $35 million (Q1, 2003 — $18 million). The gain on sale, net of transaction fees and expenses and before the effects of hedges on the assets sold, was $4 million (Q1, 2003 — $12 million). The Bank retained the responsibility for servicing the mortgages. The key assumptions used to value the sold and retained interests included a prepayment rate of 20.0% (Q1, 2003 — 20.0%), an excess spread of 1.2% (Q1, 2003 — .7%) and a discount rate of 7.3% (Q1, 2003 — 6.2%). There are no expected credit losses as the mortgages are government guaranteed.

        During the quarter, the Bank also securitized $1,500 million in credit card receivables and retained the rights to future excess interest on the receivables valued at $27 million. The gain on sale, net of transaction fees and expenses was $25 million. The Bank retained the responsibility for servicing the credit card receivables. The key assumptions used to value the sold and retained interests included a monthly prepayment rate of 39.4%, a discount rate of 4.4% and expected credit losses of 3.0%.

        In addition, during the first quarter 2004, the Bank securitized commercial mortgages of $318 million (Q1, 2003 — $577 million). The Bank retained the rights to future excess interest, subordinated tranches and a cash reserve account of $1 million (Q1, 2003 — $6 million) on $42 million (Q1, 2003 — $310 million) of securitized commercial mortgages. The key assumptions used to value these retained interests included a prepayment rate of 5.0% (Q1, 2003 — 5.0%), a discount rate of 4.9% (Q1, 2003 — 4.6%) and expected credit losses of .06% (Q1, 2003 — .06%). The Bank retained the responsibility for servicing the $42 million (Q1, 2003 — $310 million) of commercial mortgages securitized to which it holds a retained interest. The gain on sale related to all commercial mortgages securitized, net of transaction fees and expenses and before the effect of hedges on the assets sold was $11 million (Q1, 2003 — $11 million).

        During the first quarter 2004, there were maturities of previously securitized loans and receivables of $1,965 million (Q1, 2003 — $848 million). As a result, the net proceeds from loan securitizations were $895 million (Q1, 2003 — $1,329 million).

Note 4: Subordinated notes and debentures

On December 15, 2003, the Bank repaid $150 million of 8.0% subordinated debentures that matured.

Note 5: Capital stock

	Jan. 31 2004	Oct. 31 2003
	(thousands of shares)
Preferred shares[1] issued by the Bank:
Class A — Series H	8,630	9,000
Class A — Series I	16	16
Class A — Series J	16,384	16,384
Class A — Series M	13,948	14,000
Class A — Series N	7,945	8,000

Preferred shares issued by TD Mortgage Investment Corporation: Series A	350	350

Common shares[2] — outstanding	657,601	656,261
Options to purchase common shares — outstanding	24,860	24,380

1
477 preferred shares held by Bank subsidiaries have been deducted from equity.
2
2,237 common shares held by Bank subsidiaries have been deducted from equity.

Note 6: Stock based compensation

For the first quarter 2004, the Bank recognized a compensation expense of $3 million for stock option awards in the Consolidated Interim Statement of Operations. The fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: risk-free interest rate of 4.10%, expected option life of 5.0 years, expected volatility of 27.6% and expected dividend yield of 2.93%. During the first quarter 2004, 2.4 million options were granted with a weighted average fair value of $9.26 per option.

Note 7: Segmented information

The Bank's operations and activities are organized around the following businesses: Personal and Commercial Banking, Wholesale Banking and Wealth Management. Results for these segments for the three months ended January 31, 2004 and January 31, 2003 are presented in the table below.

Results by business segment

	Personal and Commercial Banking		Wholesale Banking[1,2]		Wealth Management		Corporate[1,2]		Total
For the three months ended	Jan. 31 2004	Jan. 31 2003	Jan. 31 2004	Jan. 31 2003	Jan. 31 2004	Jan. 31 2003	Jan. 31 2004	Jan. 31 2003	Jan. 31 2004	Jan. 31 2003
(millions of dollars)
Net interest income	$1,038	$1,032	$394	$293	$118	$106	$(74)	$(41)	$1,476	$1,390
Provision for (reversal of) credit losses	106	123	7	2	—	—	(217)	(13)	(104)	112
Other income	486	433	226	297	557	468	44	(29)	1,313	1,169
Non-interest expenses before amortization of intangibles	884	865	352	343	499	505	20	32	1,755	1,745

Income (loss) before provision for (benefit of) income taxes and non-controlling interest	534	477	261	245	176	69	167	(89)	1,138	702
Provision for (benefit of) income taxes	175	168	80	88	61	31	17	(88)	333	199
Non-controlling interest in net income of subsidiaries	—	—	—	—	—	—	23	23	23	23

Net income (loss) — before amortization of intangibles	$359	$309	$181	$157	$115	$38	$127	$(24)	$782	$480

Amortization of intangibles, net of income taxes									179	133

Net income — reported basis									$603	$347

Total assets (billions of dollars)
— balance sheet	$117.1	$111.4	$158.4	$161.3	$22.3	$19.8	$18.4	$18.9	$316.2	$311.4
— securitized	25.7	22.3	—	.2	—	—	(7.2)	(6.9)	18.5	15.6

1
The Wholesale Banking and Corporate segment results have been restated to reflect the transfer of the non-core lending portfolio to the Corporate segment.
2
The taxable equivalent basis adjustment is reflected in the Wholesale Banking segment's results and eliminated in the Corporate segment.

Note 8: Acquisitions

On January 20, 2004, the Bank announced the signing of an agreement to acquire the Canadian personal property and casualty operations of Boston-based Liberty Mutual Group. The transaction is subject to regulatory approvals and is expected to close in April 2004.

Note 9: Reconciliation of Canadian and United States generally accepted accounting principles

The accounting principles followed by the Bank including the accounting requirements of the Superintendent of Financial Institutions Canada conform with Canadian generally accepted accounting principles (GAAP). Significant differences between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described below.

For the three months ended
Jan. 31 2004
(millions of dollars)
Net income based on Canadian GAAP	$603
Non-controlling interest in TD Mortgage Investment Corporation	(6)
Derivative instruments and hedging activities	(75)
Guarantees	(2)

Net income based on U.S. GAAP	520
Preferred dividends	15

Net income applicable to common shares based on U.S. GAAP	$505

Basic earnings per common share
— U.S. GAAP	$.77
— Canadian GAAP	.89

Diluted earnings per common share
— U.S. GAAP	$.77
— Canadian GAAP	.88

Consolidation of variable interest entities

As of January 31, 2004, the Bank adopted the U.S. interpretation on the consolidation of variable interest entities (VIEs). The interpretation requires the Bank to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and if so, consolidate them. This interpretation did not result in a significant net income impact for the first quarter 2004, but may have an impact in future quarters.

Note 10: Future accounting changes

Consolidation of variable interest entities

The Canadian Accounting Standards Board plans to issue amendments to its guideline on the consolidation of variable interest entities (VIEs) in order to harmonize with a recently revised U.S. Financial Accounting Standards Board interpretation. The revised guideline is expected to be effective for the Bank in fiscal 2005. The following summarizes the Bank's preliminary assessment of the impact of adopting the revised guideline.

Bank-originated assets

Based on a preliminary assessment, the Bank will need to consolidate securitized bank-originated assets of $4 billion. The Bank continues to investigate restructuring alternatives for these assets.

Third party originated assets

Based on a preliminary assessment, the Bank may need to consolidate third party originated assets of approximately $8 billion. The Bank continues to investigate restructuring alternatives for these third party originated assets.

Mutual funds

Mutual funds in Canada may be considered VIEs, but the Bank sponsors are unlikely to be considered the primary beneficiary. The Bank is the sponsor of a number of mutual funds with assets of approximately $49 billion.

Compensation trusts

Certain of the Bank's stock-based compensation plans are funded through trusts established for these purposes. It is reasonably possible that the Bank may be considered the primary beneficiary of these trusts and consequently, may need to consolidate them.

Innovative capital structures

The Bank's innovative capital structures typically involve the creation of a trust whose voting securities are 100% owned by the Bank sponsors, and the trust issues beneficial ownership interests in the form of trust securities to investors. The Bank currently accounts for these securities as non-controlling interests in its Consolidated Interim Financial Statements. These structures are likely considered VIEs under the revised guideline and the determination of whether the structures continue to be consolidated will depend on the details of the structure. The regulatory capital treatment of these structures will be unaffected.

Other financial transactions

The Bank is also involved with other entities and/or structures such as personal trusts and investment vehicles and continues to assess the impact of the new guideline on these transactions.

Liabilities and equity

The CICA recently issued amendments to its accounting standard on financial instruments — disclosure and presentation which are effective for the Bank in fiscal 2005. As a result of these amendments, the Bank will be required to classify its existing preferred shares and innovative Tier 1 capital as liabilities. The Bank's preferred dividends will therefore be reported as interest expense and earnings attributable to common shares will be unaffected. For regulatory capital purposes, the existing capital instruments of the Bank have been grandfathered by the Superintendent of Financial Institutions Canada, and the Bank's capital ratios are unaffected.

Asset retirement obligations

In 2003, the CICA issued an accounting standard on asset retirement obligations that is applicable to the Bank in fiscal 2005. The standard harmonizes Canadian GAAP with current U.S. GAAP and requires that a liability for an asset retirement obligation related to a long-lived asset be recognized in the period in which it is incurred and recorded at fair value.

Merchant banking accounting

During 2003, the Canadian Accounting Standards Board amended its accounting standard on subsidiaries to disallow an enterprise acquired with the clearly demonstrated intention that it would be disposed of in the foreseeable future to be considered a temporary investment. As a result, beginning in fiscal 2005, the Bank will commence equity accounting for investments held within the merchant banking portfolio where it has significant influence. The Bank currently does not expect this change in accounting to result in a significant net income impact.

SHAREHOLDER AND INVESTOR INFORMATION

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Call the Shareholders Relations department at
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or e-mail tdshinfo@td.com.
Shareholder information is also available by
calling toll free in Canada or the United States:
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French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

 Annual Meeting
Thursday, March 25, 2004, 9:30 a.m.
Shaw Conference Centre
Edmonton, Alberta	Online Investor Presentation: Full financial statements and a presentation to investors and analysts (available on February 26) are accessible from the home page of the TD Bank Financial Group website, www.td.com/investor/calendar.jsp.

 Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group's quarterly earnings conference call with investors and analysts is scheduled on February 26, 2004 at 2:30 p.m. EDT. The call is webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations are archived on TD's website and will be available for replay for a period of at least one month.

 Quarterly Earnings Conference Call: Instant replay of the teleconference is available from February 26, 2004 to March 26, 2004. Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 21035727 (pound key).

Software Required for Webcast: A Netscape Navigator 4.5 or Microsoft Internet Explorer 4.0 browser or better is required to access the webcast via the internet. Real Player is also required to access the webcast. To download Real Player, go to www.real.com.

ABOUT TD BANK FINANCIAL GROUP

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG). In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and wholesale banking including TD Securities, operating in a number of key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$316 billion in assets as at January 31, 2004. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol 'TD.'

FURTHER INFORMATION

Dan Marinangeli, Executive Vice President and Chief Financial Officer (416) 982-8002
Scott Lamb, Vice President, Investor Relations (416) 982-5075
Neil Parmenter, Senior Manager, External Communications (416) 308-0836

Thursday, February 26, 2004

TD BANK FINANCIAL GROUP DECLARES DIVIDENDS
AND INCREASES COMMON SHARE DIVIDEND RATE

TORONTO — The Toronto-Dominion Bank today announced that a dividend in an amount of 34 cents (34¢) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending April 30, 2004, payable on and after April 30, 2004 to shareholders of record at the close of business on March 18, 2004. This represents an increase in the quarterly dividend of 2 cents or 6 per cent compared with last quarter.

In lieu of receiving their dividends in cash, holders of Bank common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Dividend Reinvestment Plan (the "Plan").

Under the Plan, the Bank determines whether additional common shares are purchased in the open market or issued by the Bank from treasury. At this time, the Bank has decided to continue to issue shares from treasury, but that there will be no discount from the Average Market Price (as defined in the Plan) until such time as the Bank elects otherwise. This change will be effective for the dividend declared today for the quarter ending April 30, 2004.

Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company (1-800-387-0825) or on the Bank's website, www.td.com/investor/drip.jsp. Beneficial or non-registered holders of Bank common shares must contact their financial institution or broker to participate.

In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 before the close of business on March 17, 2004. Beneficial or non-registered holders must contact their financial institution or broker in advance of this date for instructions on how to participate in time for this dividend.

Registered participants in the Plan who wish to terminate participation in the Plan so that cash dividends they are entitled to be paid on or after April 30, 2004 are not reinvested under the Plan must give written notice to CIBC Mellon Trust Company at the above address so that it is received by no later than March 16, 2004. Non-registered participants in the Plan should contact their financial institution or broker in advance of March 16, 2004 for instructions on how to terminate participation so that this dividend is not reinvested on or after April 30, 2004.

Participants who wish to continue participation in the Plan do not need to take any action.

The Bank also announced that dividends have been declared on the following Non-cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after April 30, 2004 to shareholders of record at the close of business on April 8, 2004:

•
Series H, in an amount per share of $0.44375;

•
Series I, in an amount per share of $0.01;

•
Series J, in an amount per share of $0.31875;

•
Series M, in an amount per share of $0.29375; and

•
Series N, in an amount per share of $0.2875.

For more information contact:	Kim Japp-Delaney Manager, Shareholder Relations Legal Department (416) 944-6367 Toll free 1-866-756-8936
Neil Parmenter Senior Manager, External Communications Corporate & Public Affairs (416) 308-0836

QuickLinks

FORM 6-K SIGNATURES
TD Bank Financial Group Reports Strong First Quarter Results
CONSOLIDATED INTERIM STATEMENT OF OPERATIONS (unaudited)
CONSOLIDATED INTERIM BALANCE SHEET (unaudited)
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (unaudited)
CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)
SHAREHOLDER AND INVESTOR INFORMATION
ABOUT TD BANK FINANCIAL GROUP
TD BANK FINANCIAL GROUP DECLARES DIVIDENDS AND INCREASES COMMON SHARE DIVIDEND RATE